HARMONY TURBINES, INC.

2020 Report

Dear investors,

2021 has been amazing so far. Feedback from our investors is that we are moving at "Lightning speed" with everything we have done so far. They understand how big our task was, going from nothing to a fully working production shop in just a few months. Our first 5 months, up through the end of May, were dedicated to finishing our workshop buildout. With the help of Josh and then Uncle Roger that work went very smoothly. June 2021 we were finally able to get back to the task of completing our 1kW residential prototype. This has been very satisfying work for us, especially now that we get to use all of the equipment that we setup in the first half of the year. We have been welding, fabricating, milling, drilling, tapping and working like crazy to get the prototype built. Prototype work is hard but with a fully outfitted shop we have the ability to quickly adjust or fabricate new parts if we ever find something is not to our liking. Followers and investors are enjoying our "Weekly Whirl" episodes that we put out each week. We are up to number 15 at this time and each one shows our progress advancing toward our shared goals. Summer 2021 is going to be some exciting times for Harmony Turbines indeed!

We need your help!

At this point we just need some extra funding to carry us through the final buildout and testing phase of our 1kW prototype. As with any prototype development there are unforeseen challenges or expenses that arise but we're doing our best to keep these to a minimum with careful planning and attention to detail. Hopefully these efforts are abundantly clear in our weekly updates. Once we have our first few units built we will be looking to our investors to become some of our first few regional customers. We want to grow organically and carefully to make sure all of the issues and bugs are worked out of our products before we begin more heavy production. There will be need of new team members as we grow and the demand for our products grows so any and all help from our investors to help us fill these staffing needs will be appreciated... spreading the word and networking is very important to any new company.

Sincerely,

Christopher Moore

President / CEO

Our Mission

In 5 years we'd like to have harmony licensed out to dozens of manufacturers around the world producing affordable, quality built Harmony Turbines products for the residential, boating and RV markets. We are looking to penetrate the small business and new home construction markets where our products are built and priced right into the construction from the start. There is further opportunity for us to work with relief organizations and remote power groups for on-site power pods wherever needed.















See our full profile

How did we do this year?

Report Card

A+

The Good

Built-out our entire operations center for about $130k, moved from a "garage" to a fully-functional R&D / fabrication shop.

Completed the entire build-out of our shop in about 3 months after the landlord finished securing & building our walls.

1kW prototype assembly is now well under-way and should be ready for testing by 7/31/2021 or sooner.

The Bad

Underestimated how long it would take the landlord to complete our area (leased space) and give us full control of our area.

Came up a bit short on fundraising from round one. It would have been nice to get $250k instead of just $185k.

Because of early delays with our workshop build the 1kW prototype build was delayed by several months.

2020 At a Glance

August 11 to December 31

$0
Revenue

$0
Net Profit

IOU

$0
Short Term Debt

$0
Raised in 2020

$18,447
Cash on Hand
As of 06/22/21

We ❤ Our 365 Investors

Thank You For Believing In Us

Venket KANDANALA
Tim DeMasters
Scott Hinkle
Peter Rousseau
Robert Schaffler
Nicolas Radin
Shanmugam Mukundan
Tammy Harris
Jim Miller
Brian Keller
Tracey Raditz
Scott Keller
David Lanfair
Patrick Lundquist
Robert Paul Erwin
Kristin Gamzon Cook
Jamie Stevenson
John Pullen
Don E. Hanson II
Lisa K Schaffer
Armando R. Venegas
Brett C. Olsen
Gary L. Morris
Brett Saretsky
Michael Brady
William Vaughn
Jim Muldoon

Ryan Keely
Herman Venter
Remy Jean Hugh
Chris Campbell
Jake Palermo
Robert Heisey
Anthony A Cook
Pj Tezza
Jamie Stevenson
Danny OBrien
Mark R Mitchell
Felipe Andres Piedra
Daniel Guido Flores
John R Gahm
Sarah Haas
Kelly Ferry
Miah Shull Olmsted
Brenda J. Miles
Govindarajan Umakanthan
Amy T Mintner
Larry Anderson
Md Pham
Michael Twomey
Enos Smith
Sankara Asapu
Benjamin DWYER
Joseph Jackson

Tom Loveman
Max Dufour
Helen Cholewinski
Herman Venter
Kevin Shumate
Abbas Bayat
Robert Jonasar
Jorge Perafan
Casey Billups
Jill Krol
Pamella Vacik Hennigan
Tom Fecteau
Stelanie Lu Vetta Marshall
Kevin Shumate
Noah Hall
Christian Verwiebe
Javier Manzano
Paul Varkey
Guangquan Zhao
Brad Nahill
Richie Singh
Debra S. Nicholson
Joseph Oseghale
Maria L BECERRA
Leonard F Auman
Brian Joseph Lehr
Terry Pownall

Charles La Porte
Craig J. Vom Lehn
David Shane
Ian Ammerman
Steve Taylor
Walter Mueller
Sandra Dee Faracca Gran...
Rick Torla
David Sarkisian
Ali Godrej Patel
Shaun Donovan
John Wolinski
Cregg Huey
Danny OBrien
George Dai
Brian Palmer
Monica Wisniewski Smith
Mike Mchugh
Martin Royalton-Kisch
Cynthia Fabricius
Stephen Andrew Hearn
Derrik Oates
James T Miller
Jason Rigby
Daniel KELLEY
Sonja Palmer
Joseph Schulte

Drew Siegler
Bryce Butler
Rebecca Kohn
Adric Samuel
Lariez San Gabriel
Maxwell Lym Lee
Kenneth Dillon
Victor Lawson
Ron Hudspeth
Jeff Braisted
Peter Woods
Ken Clarke
Todd Plesco
Jake Mello
Dawn Vasquez
Michael Michael
Brent Kiy'a Boyd
Glynn Burke
Morris Gelman
Charneal Merrell
Joseph V. Mani
Patrick Enweronye
James Nowlan
Bruce Houck
Timothy E Locklear
Gary Cartwright
Brad Gustavesen

Benjamin Schreiber
David Macario
Yinan Wang
Rajkumar NATARAJAN
Bradley Hunter
Quan Yin Lynne Williams
Pullat Devadas Menon
Monica Wisniewski Smith
Ryan Firnstahl
Aura Salazar
Phil Edelen
Roderick C Pullen
Javier Manzano
Nicolas Suarez
Douglas Crockford
Michelle Flynn
Steven A Wheelock
Michael Phillips
Wayne Ferrier
Christopher Lamont
Jeffery Munsell Cooper
John Brooks
Ashley Fields
Patrick Mcreynolds
Peter Hallman
Michael Scott Mitchell
James Marshall

Prasad Bagewadi
Jason Brewer
Jeffrey S. Brindle
Glenda Kerry
Jimmy Duncan
Joseph W Noonan
Randall S. Wineriter
Oswin M Browne
Kurt Schlicher
Sterling Broyles
Sparr Risher
Neil Young
Miah Shull Olmsted
Gary Tortomasi
Jack James
Len Badgette
Chris D. Busick
Jon Matthew Taylor
David J. Steinberg
John Felgate
Oscar GOMEZ
Hamish Cameron
Peter Campbell
Edmund Collier
Kristin Saunders
Phil Pavarini
Zack Van Prooyen

Roy Turnbull	Mark McGuire	Moses Maestas	Jared Cook	Cheryl Moore	Ronald Friedman	Louis Fernandez
Jim Andersen	Kevin Hall	Leslie Pitt	Mike Jensen	Mark Reeves	William Cox	TK Properties
Terry Burkhart	Tim Miller	Kelly Garber	Joel Roberts	Harvey Oswald	Eric Weaver	Lance Sterling
Marsha J. Moore	Harold Wong	Bryan C. Smith	Robert HADFIELD	Chris Sheerin	Mark Phillips	Cao SHAOSHAN
John E Van Harskamp	Eileen MacHaffie	Jorge DAM	Barry Reichenbaugh	David Hitz	Antony L Schiro	Brian Fischer
Mage Khim-Young	Matthew Stewart Simon	Edwin Bickel	Daniel Sadeh	Kristen Pastrana	Peter Riehl	Nathanael Carper
Larry Kent Steinmetz	Aram Perez	Charles Dalton Bailey	Ken Choyce	Eric L Rousseau	Joseph Yahna	Jeff Sullivan
Benjamin Anderson	George Maddox	Robert Boyer	Kevin MOCHEL	David Snyder	Walter Rowntree	Joseph Donohue
Eve Welcome	Melisa Hooper	Donald Barnes	Michael Friedman	Rudolfo Munguia	Josue Alcantara	Melissa Givvines
Charles Reinwald	Daniel R Severa	Richard Lathrop	Fernando Mercenari	Chris Apostolou	CM Soltero	Joseph Bousquet
Carl N Oerke Jr	Matthew J. Peronto	Jodie Jensen	George Braun	Vince Joseph THOMAS	John Tew	Aisha Farhoud
Roy Holcomb	Andrew Mitchell	Jonathan Felker	Steve Keller	Duarte Nicolau	James Burress	Tim Hofer
Ravi Magham	Paul Austin	April Darlene Coulliard	Larry Sears	Rafael Martinez Zayas	Derek Berkeley	Andy McCourt
Hans En Lisa Van Velzen	Gurcharan Singh A/L Pre...	Dusan L. KULJIC	Richard Ward	Kirk Honour	Eric Yost	Joerg F Von Oldershausen
Eric Petterson	Matthew S LaValle	Joe Woelfling	Angie Lackey	Jan Nagele	Travis Nicholson	E Gluckert
James Lee	Mike Dunn	Heather Lewis	Joshua Clark	James Wilson	Ivo Jeretic	Wang Qiao
Craig Ephraim	Edward Kelly Medlock	Laura Dobson	Matthew Cubbage	Ana Angel	Bradley Hass	Brad Reynolds
Brian Drummond	Jallo, Khalifa	Rennetta Nikolic	Stephen Martin	Keith Pearson	Charles Reinwald	Douglas Decker
Evan Wool	Kristine Springer	Jorge Emilio Robleto Ibar...	Michael Brunt	Andrea Johnson	Stephen D Appin	Jeff Sendbo
Christian Davenport	Jakob Roger Lansman	James Anthony KARADIN	Mark Secchia	Robert B Teal Jr	Warwick Pease	David Jackson
William Downs	Ankur Patel	Giovani Ascencion	Stephen Grushas	Adrian Fernandez	Tomas Quirke	Jacob Just
Mark Todaro	Daniel Sutter Melzer	W Kim Colich	Phillip E Heuker	Felicity Rae Gernert	Sherrie D. Kunze	Miles Benham
Holden Axtell	John Baldwin	Christopher Dean	Bruce Bolick	Louie Vogrin	Jerry Mitchell	Walter Garrett
John Pulling	Peter Bracken	David Small	Eva Maria Michelcic	Fred Veltman	Christina K Sargent	Edgar Bonilla
Nils Larson	Kevin Berwald	Patrick Bryan	Charles R. Barnhart	Joshua Moore	Bekah Roy	Jason Pulaski
Lance Sterling						

Thank You!

From the Harmony Turbines, Inc. Team



Christopher Moore
President / CEO



Cheryl Moore
Treasurer

Owns and operates Somehow Healthy smoothie truck in Hershey, PA. Masters Degree in Information Systems plus heavy experience in HR and Analytics.



Ezra Smith
Intern - Machining and fabrication



Marsha Moore
Secretary

30+ years as an executive secretary for various organizations. Task oriented, responsible and driven.



Joshua Hoffman
Fabrication and Assembly

Josh is an all around hard worker and great guy who loves to GET IT DONE. He is good with hand tools and a quick learner. He was instrumental in finishing our early shop buildout and initial fabrication work for the 1kW prototype.



Roger Beltrame
Fabrication and Assembly

Uncle Roger as he is affectionately known, came down from Upper Michigan to assist in the launch of Harmony Turbines. He has spent his entire life as a mechanic with many skills to assist in early prototype and fabrication work. Great hands-on guy!



Benjamin Bistline
Intern - Integrated systems



Noah Bistline
Intern - Machining and fabrication

Within his first few months of interning at Harmony Turbines, Noah mastered the digital and tangible tool library that is responsible for machining beautiful parts necessary to operations.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Christopher Moore	President / CEO @ Harmony Turbines, Inc.	2020

Officers

OFFICER	TITLE	JOINED
Marsha Moore	Secretary	2020
Christopher Moore	President	2020
Cheryl Moore	Treasurer	2020

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Christopher Moore	10,000,000 Common Stock	100.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
03/2021	$185,657		4(a)(6)

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